July 19, 2010

Gregory Dundas, Esq.
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	North Valley Bancorp Registration Statement on Form S-3 Filed May 21, 2010, as amended on July 1, 2010 and July 19, 2010 File No. 333-167002

Dear Mr. Dundas:

This refers to the above-described Registration Statement on Form S-3 (the “Registration Statement”), filed by North Valley Bancorp (Redding, California).

North Valley Bancorp is aware of its obligations under the Securities Act of 1933, as amended (the “Act”), and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement, and hereby requests, pursuant to Rule 461 of Regulation C under the Act, that the effective date of the Registration Statement be accelerated so that the Registration Statement may become effective on Monday, July 19, 2010, or as soon thereafter as possible.

In connection with this request for acceleration of the effective date of the Registration Statement, North Valley Bancorp hereby acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve North Valley Bancorp from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

300 Park Marina Circle
Redding, CA 96001

North Valley Bancorp may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thanks very much for your cooperation and assistance and the cooperation and assistance provided by Matt McNair on this matter.

Sincerely,

Michael J. Cushman
President and Chief Executive Officer